EXHIBIT 12.1

Pan Pacific Retail Properties, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Years ended December 31,
	2004		2003		2002		2001		2000
			(revised)(1)		(revised)(1)		(revised)(1)		(revised)(1)
Income from continuing operations before minority interests, gain on sale of real estate and discontinued operations	$94,721		$89,529		$62,429		$54,707		$34,108
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(540)		(494)		(38)		(33)		(2)
Distributions from unconsolidated investees	$469		$839		$299		$584		$355
Income from unconsolidated investees	$(438)		$(802)		$(154)		$(837)		$(364)

	$94,212		$89,072		$62,536		$54,421		$34,097
Fixed Charges:
Interest (including financing amortization)	62,619		58,473		45,926		46,196		32,112
Interest capitalized	566		4,506		1,796		1,539		202

Fixed Charges	63,185		62,979		47,722		47,735		32,314

Net Income before Fixed Charges (excl. interest capitalized)	156,831		147,545		108,462		100,617		66,209
Divided by Fixed Charges	63,185		62,979		47,722		47,735		32,314

Ratio of Earnings to Fixed Charges	2.48	:1	2.34	:1	2.27	:1	2.11	:1	2.05	: 1

(1)	Income from continuing operations has been revised for the years ended December 31, 2003, 2002, 2001 and 2000 to separately reflect the results of discontinued operations for properties sold during the year ended December 31, 2004.